Exhibit 99.3

ASIA SPECIAL SITUATION ACQUISITION CORP. ANNOUNCES ENTRY INTO ORDINARY SHARE PURCHASE AGREEMENTS

GRAND CAYMAN, Cayman Islands January 13, 2010 – Asia Special Situation Acquisition Corp., a publicly held special purpose acquisition company (NYSE Amex: CIO) (“ASSAC”), today announced it has entered into agreements to purchase an aggregate of 2,821,857 ordinary shares in privately negotiated transactions for a purchase price of $28,218,570 from shareholders who otherwise intended to vote against the previously announced proposed acquisition of up to three insurance companies and approximately $650.0 million of assets of two unaffiliated families of hedge funds.  The purchase of the shares will take place concurrently with or immediately following the closing of the acquisitions and the purchase will be paid for with funds that will be released from ASSAC’s trust account upon consummation of the acquisitions.

Pursuant to the agreements, the holders have agreed to vote, or granted a proxy to vote, their shares in favor of each of the shareholder proposals set forth in the definitive proxy statement filed by ASSAC with the Securities and Exchange Commission on January 7, 2010.

Additional information regarding ASSAC and the related transactions is available in the proxy statement filed with the SEC on January 7, 2010, a copy of which may be obtained without charge, at the SEC’s website at http://www.sec.gov.

About Asia Special Situation Acquisition Corp.

Asia Special Situation Acquisition Corp is a special purpose acquisition company formed in 2007 originally for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets that is either located in Asia (which, for this purpose includes Australia), provides products or services to consumers located in Asia or invests in Asia.  Although, as will be described in our Proxy Statement, we have made concerted efforts to acquire one or more businesses located in or providing products or services to customers located Asia, our board of directors has determined that the transactions described above will provide more significant benefits to our shareholders and are recommending that they approve these transaction notwithstanding our original acquisition focus.  The Company’s initial public offering (“IPO”) of units was consummated on January 23, 2008, raising net proceeds of approximately $115.0 million (which includes the proceeds of a private placement of 5,725,000 warrants for $5.725 million to its sponsor), of which $115.0 million of net proceeds was placed in a trust account immediately following the IPO. Each unit was sold to the public at $10.00, and is composed of one share of Company ordinary share and one warrant with an exercise price of $7.50.

 Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding ASSAC, the Acquisitions and ASSAC’s business after completion of the proposed Acquisitions. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of ASSAC, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) ASSAC’s ability to complete its proposed business combination with the target companies or assets within the specified time limits; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the three insurance companies and two unaffiliated families of hedge funds (collectively, the “Target Entities”) or in approving the Acquisitions; (iii) success in retaining or recruiting, or changes required in, ASSAC’s officers, key employees or directors following the Acquisitions; (iv) the potential liquidity and trading of ASSAC’s public securities; (iv) ASSAC’s revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the ASSAC following consummation of the Acquisitions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in ASSAC’s filings with the SEC and those factors that will be listed in the Proxy Statement under “Risk Factors”.  The information set forth herein should be read in light of such risks. Neither the Company nor any Target Entities ASSAC intends to acquire assumes any obligation to update the information contained in this release.

Additional Information and Where to Find It

This press release is being made pursuant to and in compliance with Rules 145, 165 and 425 of the Securities Act of 1933, as amended, and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. On January 7, 2010, the Company filed with the Securities and Exchange Commission (“SEC”) a Form 6-K which included as an exhibit the definitive proxy statement mailed on January 8, 2010, to our shareholders of record as of January 4, 2010 (the “Proxy Statement”).  ASSAC, the Target Entities and funds it intends to acquire and their respective directors and officers may be deemed to be participants in the solicitation of proxies with respect to the Extraordinary General Meeting of Shareholders to be held to approve the Acquisitions and more fully described in the Proxy Statement.  The underwriters of the Company’s initial public offering and other investment bankers or advisors we engage (the “Advisors”) may provide assistance to ASSAC, the Target Entities and their investment or portfolio managers and their respective directors and executive officers, and may be deemed to be participants in the solicitation of proxies. A substantial portion of the underwriters’ fees relating to ASSAC’s initial public offering were deferred pending shareholder approval of ASSAC’s initial business combination, and shareholders are advised that the underwriters and such other Advisors have a financial interest in the successful outcome of the proxy solicitation.  The Company’s shareholders are advised to read the Proxy Statement and other documents filed with the SEC in connection with the solicitation of proxies for the Extraordinary General Meeting of Shareholders because these documents contain important information about ASSAC, the Target Entities and the Acquisitions. The Proxy Statement can also be obtained, without charge, at the SEC’s website at http://www.sec.gov.

Contacts:
Richard Stern
Stern & Co.
212 888-0044
richstern@sternco.com